Enterologics, Inc.
1264 University Avenue West, Suite 404
St. Paul, Minnesota 55104
Telephone: (516) 303-8181

March 23, 2012

BY EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Joel Parker, Accounting Branch Chief

Re: Enterologics, Inc.
Item 4.01 Form 8-K
Filed March 19, 2012
File No. 000-54347

Dear Mr. Parker:

Enterologics, Inc. (the “Company”), is herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No.1 to the Company’s Current Report on Form 8-K/A (the "Amendment”) in response to the Commission's comment letter, dated March 22, 2012 (the “Comment Letter”), with reference to the Current Report on Form 8-K filed with the Commission on March 19, 2012.

In addition to the Amendment, the Company supplementally responds to all of the Commission's comments as follows:

Form 8-K filed March 19, 2012

1. Please revise your disclosure to add the term, qualified, to your assertions regarding Webb’s reports to state that none of these reports were qualified or modified as to uncertainty, audit scope or accounting principles.

Response: Clause (b) of the second paragraph in Item 4.01 of the Amendment has been revised to disclose that none of Webb’s reports were qualified or modified as to uncertainty, audit scope or accounting principles.

2. Please revise your disclosure to state that, if true, no disagreements existed during the two most recent fiscal years and subsequent interim period through the date of Webb’s dismissal. Refer to guidance in Item 304 (a)(1)(iv) of Regulation S-K.

Response: The disclosure has been revised in accordance with the Commission's comments.

3. In your discussion of reportable events, please correct your reference to the applicable section of Item 304.

Response: The last sentence of the second paragraph of Item 4.01 of the Amendment has been revised to reference Item 304(a)(1)(v) of Regulation S-K.

4. Please provide a new Exhibit 16 letter with your amended filing.

Response: A new letter from Webb is attached as Exhibit 16.1 in connection with its review of the Amendment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Amendment filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Amendment filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully submits via EDGAR the foregoing responses and the Amendment to the Commission. Thank you very much.

Very truly yours,

/s/ Robert Hoerr
Name: Robert Hoerr
Title: President